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                             November 30, 2022

       Jai Li
       Chief Executive Officer
       U Power Limited
       2F, Zuoan 88 A, Lujiazui
       Shanghai, People   s Republic of China

                                                        Re: U Power Limited
                                                            Amendment No. 1 to
Draft Registration Statement on Form F-1
                                                            Submitted November
16, 2022
                                                            CIK No. 0001939780

       Dear Jai Li:

             We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
       EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

             After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

       Amended Draft Registration Statement

       Cover Page

   1. We note your response to comment 4 and reissue in part. Please revise to state that your structure involves
unique risks to investors.
 Jai Li
FirstName LastNameJai Li
U Power Limited
Comapany 30,
November  NameU
              2022Power Limited
November
Page  2   30, 2022 Page 2
FirstName LastName
       You may contact Charles Eastman at 202-551-3794 or Kevin Stertzel at 202-551-3723 if
you have questions regarding comments on the financial statements and related matters. Please contact Erin Purnell at 202-551-3454 with any other questions.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of
Manufacturing